UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

POINT.360

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

730698107

(CUSIP Number)

Scott K. Ginsburg

DG FastChannel, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

William P. O’Neill, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC  20004

(202) 637-2200

            , 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730698 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DG FastChannel, Inc. 94-3140772

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,612,436

	8.	Shared Voting Power 0 *

	9.	Sole Dispositive Power 1,612,436

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,436*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.8%*

14.	Type of Reporting Person (See Instructions) CO

* This entry excludes the 2,835,234 Shares (as defined below) owned, beneficially or of record, by Haig S. Bagerdjian (“Bagerdjian”).  By reason of entering into the Support Agreement (as defined below), DG FastChannel, Inc., and Bagerdjian may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  DG FastChannel, Inc. disclaims formation of such a group and disclaims beneficial ownership of the Shares owned by Bagerdjian.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DG FastChannel, Inc. that it is the beneficial owner of the Shares owned by Bagerdjian for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.  See Item 4.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of POINT.360, a California corporation (“Point.360”). DG FastChannel, Inc. (“DG FastChannel” or the “Reporting Person”) hereby amends and supplements Items 3, 4, 5, 6, and 7 of the Schedule 13D.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
The disclosures contained in Item 4 below are incorporated by reference herein.

Item 4.	Purpose of Transaction

On April 16, 2007, POINT.360 (“Point.360”), New 360, a newly-formed and wholly-owned subsidiary of Point.360 (“New 360”), and DG FastChannel, Inc. (“DG FastChannel”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).  Under the terms of the Merger Agreement, DG FastChannel has agreed to make an exchange offer (the “Offer”) for all outstanding shares of Point.360 common stock, no par value per share, including the associated preferred stock purchase rights (collectively, the “Shares”), pursuant to which each Share tendered and accepted by DG FastChannel would be exchanged for approximately 0.2252 of a share of DG FastChannel common stock, par value $0.001 per share (the “DG Common Stock”), such amount of shares of DG Common Stock paid per Share pursuant to the Offer (the “Offer Consideration”) assumes 8,882,882 Shares (excluding Shares owned by DG FastChannel or Point.360) will be issued and outstanding immediately prior to the consummation of the Offer and exchanged for 2 million shares of DG Common Stock.  The consummation of the Offer is subject to customary conditions, including a minimum condition that not less than a majority of the outstanding Shares on a fully diluted basis are validly tendered and not withdrawn prior to the expiration of the Offer.

In addition, on April 16, 2007, Point.360, DG FastChannel and New 360 entered into a Contribution Agreement (the “Contribution Agreement”).  Pursuant to the Contribution Agreement, prior to the consummation of the Offer, Point.360 will contribute (the “Contribution”) to New 360 all of the assets owned, licensed or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands and other media companies which require services for short-form media content (the “ADS Business”), and New 360 will assume certain liabilities of Point.360.  Immediately following the Contribution but prior to the consummation of the Offer, Point.360 will distribute (the “Spin-Off”) to its shareholders (other than DG FastChannel) pro rata all of the capital stock then outstanding of New 360.  It is currently contemplated that the shares of capital stock of New 360 will be registered under the Securities Exchange Act of 1934, as amended, and will be approved for listing on the Nasdaq Global Market.  As a result of the Contribution and the Spin-Off, at the consummation of the Offer, the assets and liabilities of Point.360 will consist only of those assets and liabilities exclusively related to the ADS Business.

As soon as practicable following the completion of the Offer, DG FastChannel has agreed to effect the merger of Point.360 with and into DG FastChannel (the “Merger”), with DG FastChannel continuing as the surviving corporation.  Upon the consummation of the Merger, each Share not purchased in the Offer will be converted into the right to receive the Offer Consideration, without interest thereon.  The Merger Agreement contains customary representations and warranties, covenants and conditions.  Completion of the Contribution, the Spin-Off and the Offer is a condition of DG FastChannel’s obligation to effect the Merger.  A copy of the Merger Agreement is filed as an exhibit to this report.  Reference is made to the Merger Agreement for a full statement of the terms and conditions of the Offer and the Merger.

The foregoing summaries of the Merger Agreement and the Contribution Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein by reference.

As a condition of and an inducement to DG FastChannel entering into the Merger Agreement, Haig S. Bagerdjian, the Chairman, President, and Chief Executive Officer of Point.360 (“Bagerdjian”), and DG FastChannel entered into a Support Agreement (the “Support Agreement”), pursuant to which Bagerdjian has agreed to tender the Shares of which he is the record or beneficial owner (the “Support Shares”) into the Offer and not withdraw the Support Shares from the Offer at any time.

The Support Agreement also provides that Bagerdjian shall not, among other things, transfer the Support Shares, enter into any agreement with respect to a transfer of the Support Shares, grant any proxy, power-of-attorney or other authorization or consent with respect to the Support Shares, deposit the Support Shares into a voting trust, or enter into a voting agreement or arrangement with respect to the Support Shares.  In addition, pursuant to the Support Agreement, Bagerdjian has agreed to vote the Support Shares in favor of the Merger or any other transaction pursuant to which DG FastChannel proposes to acquire Point.360 and against any action or agreement which would impede, interfere with or prevent the Merger.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.

As of April 16, 2007, Bagerdjian owns, beneficially or of record, 2,835,234 Shares, or approximately 27.8% of the Shares issued and outstanding.  By reason of entering into the Support Agreement, DG FastChannel and Bagerdjian may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  DG FastChannel disclaims formation of such a group and disclaims beneficial ownership of the Support Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DG FastChannel that it is the beneficial owner of the Support Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

DG FastChannel issued a press release on April 16, 2007 announcing the transactions contemplated by the Merger Agreement and the Contribution Agreement.  The press release is filed as an exhibit hereto.

Item 5.	Interest in Securities of the Issuer

The disclosures contained in Item 4 above are incorporated by reference herein.

The Reporting Person is the beneficial owner of 1,612,436 Shares, constituting approximately 15.8% of the Shares issued and outstanding.  The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares it beneficially owns.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosures contained in Item 4 above are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
1

Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, by and among DG FastChannel, Inc., POINT.360 and New 360 (incorporated by reference from Exhibit 1 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007)

2

Contribution Agreement, dated as of April 16, 2007, by and among DG FastChannel, Inc., POINT.360 and New 360 (incorporated by reference from Exhibit 2 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007)

3	Support Agreement, dated as of April 16, 2007, by and between DG FastChannel, Inc. and Haig S. Bagerdjian
4	Press release, dated April 16, 2007 (incorporated by reference from Exhibit 3 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2007
Date
/s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg Chairman of the Board and Chief Executive Officer
Name/Title

EXHIBIT INDEX

Exhibit Number	Description
1

Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, by and among DG FastChannel, Inc., POINT.360 and New 360 (incorporated by reference from Exhibit 1 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007)

2

Contribution Agreement, dated as of April 16, 2007, by and among DG FastChannel, Inc., POINT.360 and New 360 (incorporated by reference from Exhibit 2 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007)

3	Support Agreement, dated as of April 16, 2007, by and between DG FastChannel, Inc. and Haig S. Bagerdjian

4	Press release, dated April 16, 2007 (incorporated by reference from Exhibit 3 to the Form 8-K filed by DG FastChannel, Inc. on April 16, 2007).